Mail Stop 6010

							July 6, 2005


Kenneth C. Carter, Ph.D.
President and Chief Executive Officer
Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, MD  20876

Re:	Avalon Pharmaceuticals, Inc.
	Amendment No. 1 to the Registration Statement on Form S-1
	File No. 333-124565

Dear Dr. Carter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary, page 1

1. We note your response to comment 7 and reissue the comment. Our comment was not intended for you to justify your description of your company as a "clinical stage biopharmaceutical company." Rather, our comment seeks for you to explain what you mean by "clinical stage biopharmaceutical company" in the document as we believe such term constitutes a technical term that some of your readers may not understand. In that regard, please revise the disclosure to explain what you mean by "clinical stage biopharmaceutical company."
Use of Proceeds, page 24

2. We note your response to comment 23 and reissue the comment in part. Our comment sought for you to disclose more specific information regarding each of the categories you listed in the bullet points. While we note you have provided an aggregate range of the proceeds to be used for the development of your AVN944 program, the development of additional lead programs, the selection of drug candidates and acquisition, licensing and protection of intellectual property rights, we seek for you to provide an approximate range of the proceeds that you intend to use for each of these categories separately. If you are unable to provide this information, please so indicate the reasons why in your document. Please revise your document accordingly. Please also provide the approximate timing of these expenditures.

      In addition, with respect to your disclosure concerning the development of additional lead programs, please indicate what lead programs you are referring to. For example, are you referring to your research related to your Beta-catenin and aurora kinase programs? If yes, please so indicate and also indicate what stage in development you expect to be after expenditure of these proceeds regarding those two programs.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2
3. Please include an independent registered public accountant`s report with no restrictive legend in the amendment for which effectiveness will be requested.

Notes to Financial Statements, page F-8

Note 3 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10
4. Please expand your revised disclosures in response to comment
46
to clarify, if true, that milestone payments are recognized when substantive effort was necessary to achieve the milestone and the amount of the milestone payment is commensurate with the level of effort expended or advise us further.

Note 7. Stockholders` Deficit, page F-18
Stock Options, page F-18
5. We are considering your response to comment 47. Please address the following:

* Please demonstrate to us that the compensation charge to be recorded in the second quarter of 2005 is de minis to the financial statements for the year ended December 31, 2004 and the quarters
ended March 31, 2005 and June 30, 2005.   Please explain to us the
qualitative factors that you considered in your decision not to record the compensation charges in the proper periods.
* Tell us how your compensation charge will affect your disclosure of the fair value of the common stock and intrinsic value of options at each grant date.
* Please clarify your disclosures to state whether the valuation using a retrospective methodology was performed by a related party valuation specialist.
* Disclose in MD&A:
o The intrinsic value of outstanding vested and unvested stock options based on the estimated IPO price and the stock options outstanding as of the most recent balance sheet date.
o A discussion of the significant factors, assumptions, methodologies used in determining fair value.
o A discussion of each significant factor contributing to the difference between fair value as of the grant date and the estimated
IPO price.
o The valuation alternative method used and discuss why management chose not to select a contemporaneous valuation by an unrelated valuation specialist.
6. Please disclose your basis for classifying the unsecured convertible notes issued in February 2005 as permanent equity and explain to us.

Accountants` Consent
7. Please provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.


You may contact Christine Allen at (202) 551-3652 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney, at (202) 551-
3862 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Michael J. Silver, Esq.
	Stephanie D. Marks, Esq.
	Hogan & Hartson LLP
	111 South Calvert Street
	Baltimore, MD  21202








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